UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 6-K
____________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2024

Commission File Number: 001-38303
______________________

WPP plc
(Translation of registrant's name into English)
________________________

Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the U.S. Private Securities Litigation Reform Act of 1995 (the ‘Reform Act’), the Company may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as ‘aim’, ‘anticipate’, ‘believe’, ‘estimate’, ‘expect’, ‘forecast’, ‘guidance’, ‘intend’, ‘may’, ‘will’, ‘should’, ‘potential’, ‘possible’, ‘predict’, ‘project’, ‘plan’, ‘target’, and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company’s ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and Gaza; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients' products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company’s exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors,” which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in this document should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Third Quarter Trading Update dated 23 October 2024, prepared by WPP plc.

                                                                        23 October 2024

Third Quarter Trading Update

LFL growth of 0.5% in Q3. Continued progress against our strategic objectives with important client wins and retentions. Full year guidance reiterated

Third quarter	£m	+/(-) % reported1	+/(-) % LFL2
Revenue	3,558	1.4	4.1
Revenue less pass-through costs	2,765	(2.6)	0.5

Year to date
Revenue	10,784	0.5	3.1
Revenue less pass-through costs	8,364	(3.3)	(0.5)

Q3 highlights

●
 Q3 reported revenue +1.4%, LFL revenue +4.1%

●
Q3 LFL revenue less pass-through costs +0.5%, with North America +1.7%, Western Continental Europe +2.2% and UK flat, partially offset by a 2.2% decline in Rest of World, reflecting a continued decline in China (-21.3%)

●
Global Integrated Agencies Q3 LFL revenue less pass-through costs grew 0.5% (Q3 2023: +0.1%). GroupM growth improved sequentially to 4.8% (Q3 2023: +1.6%), offset by a 3.1% decline at integrated creative agencies (Q3 2023: -1.1%)

●
Top ten clients3 grew 7.0% in Q3. CPG, automotive, travel & leisure and financial services client sectors grew well in the quarter. Technology client sector stabilising, with growth of 1.3% in Q3 vs -5.1% in H1 2024. Healthcare and retail sectors continued to be impacted by 2023 client losses

●
Strong progress on strategic initiatives with new products, capabilities and solutions launched within WPP Open, our AI-powered marketing operating system. Burson, GroupM and VML on track to deliver targeted savings and build simpler, stronger businesses

●
Q3 net new billings4 $1.5bn (Q3 2023: $1.4bn). Year-to-date $3.2bn (YTD 2023: $3.4bn). Encouraging success in recent pitches built around WPP Open

●
Client wins in Q3 included Amazon (media ex Americas), Unilever (media, retail media and activation, and creative) and Henkel (media). Strong start to Q4 with Starbucks (US creative) and Honor (global media including China)

●
Adjusted net debt as at 30 September 2024 £3.6bn, down £0.3bn year-on-year

●
Agreement to sell WPP's majority stake in FGS Global on track to close in Q4, generating net cash proceeds to WPP of c.£604m after tax (link). Proceeds will be used to reduce leverage

●
2024 guidance unchanged: 2024 LFL revenue less pass-through costs of -1% to 0%, with Q4 facing a tougher comparative than Q3 and macro uncertainty. Improvement in FY24 headline operating profit margin of 20-40bps (excluding the impact of FX)

1. Percentage change in reported sterling.

2. Like-for-like. LFL comparisons are calculated as follows: current year, constant currency actual results (which include acquisitions from the relevant date of completion) are compared with prior year, constant currency actual results from continuing operations, adjusted to include the results of acquisitions and disposals for the commensurate period in the prior year.

3. Growth in Q3 2024 for the top 10 clients by revenue less pass-through costs in YTD 2023. Growth rate includes the adverse impact of a client loss in the healthcare sector.

4. As defined in the glossary on page 43 of WPP's 2024 Interim Results. Note Q3 net new billings include expanded scope won alongside retentions at Unilever, Honor and Henkel.

Mark Read, Chief Executive Officer of WPP, said:

"Our third quarter delivered like-for-like growth in net sales5, with a strong performance from GroupM in particular. We saw growth in North America, Western Continental Europe and India, though trading in China remains difficult.

"Most importantly, we returned to form in new business, winning Amazon's media account outside the Americas and securing our media relationship with Unilever, including taking back the retail media and activation business in the United States. Our success with two of the world's top ten advertisers demonstrates the renewed competitiveness of our offer. We are also proud to be supporting the new Starbucks leadership team with our recent creative win in the United States.

"Our people are increasingly embedding AI in the way that we work and deliver creative and media campaigns to clients, with usage of WPP Open up 107%6 since the beginning of the year. Supporting this, the creation of VML and Burson, and the simplification of GroupM, are delivering a stronger business and structural cost savings.

"We are encouraged by progress during the quarter, but with recent new business wins primarily impacting 2025 and continuing macroeconomic pressures our expectations for the full year remain unchanged."

For further information:
Media		Investors and analysts
Chris Wade	+44 20 7282 4600	Tom Waldron	+44 7788 695864
		Anthony Hamilton	+44 7464 532903
Richard Oldworth, Burson Buchanan	+44 7710 130 634	Caitlin Holt	+44 7392 280178
+44 20 7466 5000

irteam@wpp.com
press@wpp.com		wpp.com/investors

5. "Net sales" refers to revenue less pass-through costs.

6. Increase in monthly active users January to September 2024.

Strategic progress

We have continued to make strong progress against each of our four strategic pillars.

Lead through AI, data and technology

At our Capital Markets Day, we laid out our plans to embrace AI and invest in the technology and data that is required. WPP Open, our intelligent marketing operating system powered by AI, is a critical component of our strategy, enabling us to use AI in how we work.

We have continued to invest in WPP Open as part of our annual investment of £250m in AI-driven technology. We have developed new functionality and integrated new AI models and, as a result, have seen growing adoption and usage across WPP and by our clients.

Since the start of the year, we are seeing monthly active users up 107%, LLM usage up 300% and image generation up 349% as we work to drive increased adoption across WPP. We are also seeing growing adoption by clients, with key clients using the platform including Google, IBM, L'Oréal, LVMH, Nestlé and The Coca-Cola Company. In particular, clients are seeing significant value in using WPP Open to streamline how they work with WPP, using the workflow elements of the platform to standardise processes.

Functionality and Model Integration

WPP Open is a single marketing operating system that powers all of WPP's businesses. The core Studios - Creative, Production, Media, Experience, Commerce and PR - are designed to support key functional areas with AI-powered applications in a way that allows for integrated ways of working across the company.

During the quarter, we launched a new iOS and Android companion app for WPP Open, providing mobile access to key functionality within Open across WPP. This includes capabilities which enable our new business, client management, and strategy teams to deliver more effective and efficient work. Within Creative Studio we have launched Canvas, a new natural language user interface, which provides an intuitive platform for a variety of use cases, linking AI-powered ideation to creative workflow.

WPP Open's Media Studio continued its rollout to clients and was central to our successful pitch at Amazon. Media Studio provides an end-to-end workflow solution accessing GroupM's scale and Choreograph data and technology. It enables the automation of complex media decisions, choosing from thousands of AI-powered strategies and leveraging 2.3 trillion AI-evaluated impressions to build unique audiences and activate and measure campaigns across a full range of channels.

Media Studio provides access to Choreograph's global data graph that enables intelligent activation across more than 73 markets and 5 billion consumer profiles, creating the most connectivity between owned, partner and client datasets in the media marketplace.

Combining owned data; data that we generate from planning, optimisation and campaigns across GroupM; partner and third-party data; and client owned data, we can discover insights, plan communications, optimise campaigns and measure effectiveness, all within Media Studio's sophisticated web-based user interface.

Our Work with Clients

Not only is AI enabling us to innovate in how we work with clients and to produce work in new ways, it is also allowing us to develop new ground-breaking consumer experiences for our clients. We continue to lead the way in demonstrating the power of the technology to build more relevant and personalised experiences for our clients.

Some examples include:

●  'Adscan by Makro' uses AI-powered recognition of product images to harness brands' outdoor advertising, directing them to Makro's e-commerce platform to buy those products at a discount.

●  Mondelēz's 'Cadbury Give a Cheer to a Volunteer' uses AI to allow Cadbury consumers to create customised short animated videos to celebrate the generosity of sporting volunteers.

●   Mars Wrigley's Mars Bar 'For You Who Did That Thing You Did' leverages AI to reward Australians for their everyday achievements with a campaign through Amazon.com.au.

Partnerships

In August, in partnership with Pacvue, we launched an Integrated Commerce Management solution to enhance our retail media capability by unifying bespoke insights, media management, and retail operations exclusively for GroupM clients.

In October, we announced a global technology partnership with Roblox, a leading immersive gaming and creation platform, building on several years of collaboration on interactive 3D brand content and advertising. The alliance will help scale expertise among agency teams and brands in leveraging Roblox as a new media channel.

Accelerate growth through the power of creative transformation

Creativity is what sets WPP apart, and when combined with AI, technology, data and the largest global media platform, we have an unparalleled integrated offer to clients.

That offer is resonating well, as reflected in growth across our largest clients, driving expansion in scope for many top clients, with wins including both creative and media assignments for Unilever during the quarter and in new assignments such as Starbucks.

During the quarter we acquired New Commercial Arts ('NCA'), a fast-growing independent creative agency employing around 90 people, with clients including Sainsbury's, MoneySuperMarket, Vodafone, Nando's and Paramount+. NCA was founded in 2020 by a team including industry leaders James Murphy and David Golding.

Build world-class, market-leading brands

We have made excellent progress towards building stronger, world-class brands.

VML launched in January 2024 and played a key role in client assignment wins during the year to date, including AstraZeneca, Colgate-Palmolive, Perrigo, Starbucks and Telefonica. VML's industry-leading capabilities in commerce were also a factor in media assignment wins at Amazon and Unilever.

As announced in August, Brian Lesser joined in September as Global CEO of GroupM. The GroupM simplification initiative is progressing well, with related cost actions on track to be completed by the end of 2024. Media Studio, a key component of WPP Open, is now our go-to-market platform for GroupM, bringing together our global media tools and capability.

Burson, which launched in June, continued to strengthen and broaden its PR offer and delivered new client assignment wins at Google, Honor and ViiV Healthcare.

Execute efficiently to drive financial returns through margin and cash
As well as the structural cost savings relating to the initiatives above, we are making good progress in our back-office efficiency programme across enterprise IT, finance, procurement and real estate.

In real estate, our ongoing campus programme and consolidation of leases continues to deliver benefits. Four new campuses opened during the quarter, including WPP's third London campus at One Southwark Bridge, now the location for all staff from London-based GroupM agencies.

Purpose and ESG

WPP's purpose is to use the power of creativity to build better futures for our people, planet, clients and communities. Read more on the ways WPP is working to deliver against its purpose in our 2023 Sustainability Report.

Third quarter overview

Revenue was £3.6bn, up 1.4% from £3.5bn in Q3 2023, and up 4.1% like-for-like. Revenue less pass-through costs was £2.8bn, down 2.6% from Q3 2023, and up 0.5% like-for-like.

	Q3 2024 £m	% reported	% M&A	% FX	% LFL
Revenue	3,558	1.4	0.2	(2.9)	4.1
Revenue less pass-through costs	2,765	(2.6)	(0.2)	(2.9)	0.5

	YTD 2024 £m	% reported	% M&A	% FX	% LFL
Revenue	10,784	0.5	0.4	(3.0)	3.1
Revenue less pass-through costs	8,364	(3.3)	0.1	(2.9)	(0.5)

Segmental review

Business segments - revenue less pass-through costs
% LFL +/(-)	Global Integrated Agencies	Public Relations	Specialist Agencies
Q3 2024	0.5	0.2	0.8
YTD 2024	(0.3)	(0.5)	(2.9)

Global Integrated Agencies: GroupM, our media planning and buying business, grew 4.8% in Q3 (Q2: +1.4%), offset by a 3.1% decline at other Global Integrated Agencies (Q2: -2.4%).
GroupM saw broad-based growth in all major markets, including the US, UK and Germany, partially offset by weakness in China. GroupM saw good growth from existing and new clients and a benefit from an easier comparison against the prior year (Q3 2023: +1.6%).

Our integrated creative agencies declined 3.1%. Hogarth continued to grow well, benefiting from new business wins and growing demand for its technology and AI-driven capabilities, as clients seek to produce more personalised and addressable content. Ogilvy grew well in the US, benefiting from recent client assignment wins, but this was offset by weakness in China. VML continued to be impacted by the loss of Pfizer creative assignments, partially offset by growth in spending by automotive and technology clients. AKQA saw continued pressure on project-related work with macroeconomic uncertainty resulting in more cautious client spend.

Public Relations: Burson, created in June from the merger of BCW and Hill & Knowlton, made good progress with its integration and launched additional AI-powered tools including Decipher Health. During the quarter, Burson declined mid-single digits as the business continued to be impacted by the loss of Pfizer assignments and the impact of macroeconomic uncertainty on some areas of client spending. This was offset by continued strong growth at FGS Global. The planned sale of FGS Global to KKR is expected to close in Q4 2024.

Specialist Agencies: CMI Media Group, our specialist healthcare media planning and buying agency, grew well. Landor and Design Bridge and Partners declined due to continued pressure on project-based spending, partially offset by stabilisation in some smaller agencies against easier comparisons.

Regional segments - revenue less pass-through costs

% LFL +/(-)	North America	United Kingdom	Western Continental Europe	Rest of World
Q3 2024	1.7	0.0	2.2	(2.2)
YTD 2024	(0.5)	(1.8)	1.9	(1.7)

North America grew by 1.7% in Q3 2024, reflecting good growth in automotive and financial services client spending, offset by lower revenues in healthcare, due to a 2023 client loss.
United Kingdom net sales were unchanged on the prior year on a LFL basis with good year-on-year growth at GroupM, benefiting from an easier comparison, offset by weakness in project-based spend at smaller agencies. By client sector, CPG delivered good growth, but this was offset by weaker spending from healthcare, retail and automotive clients.
Western Continental Europe grew 2.2%, reflecting growth in Germany, against an easier comparison, and in France and Spain. CPG and automotive were the strongest client sectors.
The Rest of World declined by 2.2% in Q3 2024 as growth in most regions was offset by a decline of 21.3% in China on client assignment losses and persistent macroeconomic pressures impacting both our media and creative businesses.

The new management team in China continues to bring together the best of our talent and capabilities in the region and build on our market-leading position. Our new business momentum has begun to stabilise, with several key client retentions, including the retention of a global assignment with expanded scope for Honor. While we expect performance to continue to be challenging in the rest of 2024 and into 2025, we are confident these actions will strengthen our business in an important strategic market for WPP.

Top five markets - revenue less pass-through costs

% LFL +/(-)	USA	UK	Germany	China	India
Q3 2024	1.9	0.0	1.4	(21.3)	2.3
YTD 2024	(0.3)	(1.8)	(2.8)	(20.6)	6.2

Client sector review - revenue less pass-through costs

	Q3 2024	YTD 2024	YTD 2024
	% LFL +/(-)	% LFL +/(-)	% share, revenue less pass-through costs7
CPG	7.6	7.3	28.1
Tech & Digital Services	1.3	(3.1)	17.2
Healthcare & Pharma	(7.7)	(8.6)	11.2
Automotive	5.8	2.9	10.5
Retail	(5.9)	(8.6)	8.9
Telecom, Media & Entertainment	(2.3)	3.3	6.8
Financial Services	5.3	2.2	6.3
Other	(15.4)	(15.3)	4.7
Travel & Leisure	10.8	5.6	3.7
Government, Public Sector & Non-profit	4.1	(2.9)	2.6

7. Proportion of WPP revenue less pass-through costs in YTD 2024; table made up of clients representing 79% of WPP total revenue less pass-through costs.

Balance sheet highlights

As at 30 September 2024, adjusted net debt was £3.6bn, £0.3bn lower compared to £3.9bn as at 30 September 2023. Average adjusted net debt in the twelve months to 30 September 2024 was £3.6bn, £0.1bn higher compared to £3.5bn for the twelve months to 30 September 2023.

The agreement, announced in August, to sell WPP's majority stake in FGS Global to KKR at an enterprise valuation of $1.7bn, is expected to close in Q4, generating net cash proceeds to WPP of c.£604m after tax. Proceeds will be used to reduce leverage.

Outlook

Our guidance for 2024 is as follows:

Like-for-like revenue less pass-through costs growth of -1% to 0%; Headline operating margin improvement of 20-40bps (excluding the impact of FX)

Other 2024 financial indications:

●     Mergers and acquisitions will have a slightly negative impact to revenue less pass-through costs growth, primarily due to the expected disposal of FGS Global and limited M&A activity in FY 2024 (previously <0.5%)
●     FX impact: current rates (at 16 October 2024) imply a c.3.2% drag on FY 2024 revenue less pass-through costs, with a 0.2pt drag expected on FY 2024 headline operating margin
●     Headline income from associates8 and non-controlling interests at similar levels to 2023
●     Headline net finance costs of around £295m
●     Headline effective tax rate9 of around 28%
●     Capex of around £260m
●     Cash restructuring costs of around £285m
●     Working capital expected to be broadly flat year-on-year

Medium-term targets

In January 2024 we presented an updated medium-term financial framework including the following three targets:

●     3%+ LFL growth in revenue less pass-through costs
●     16-17% headline operating profit margin
●     Adjusted operating cash flow conversion of 85%+10

8. In accordance with IAS 28: Investments in Associates and Joint Ventures once an investment in an associate reaches zero carrying value, the Group does not recognise any further losses, nor income, until the cumulative share of income returns the carrying value to above zero.
9. Measured as headline tax as a % of headline profit before tax.
10. Adjusted operating cash flow divided by headline operating profit.

Business sector and regional analysis

Business sector11

Revenue analysis

	Q3			YTD
	£m	+/(-) % reported	+/(-) % LFL	£m	+/(-) % reported	+/(-) % LFL
Global Int. Agencies	3,011	2.1	4.8	9,127	1.1	3.7
Public Relations	292	(3.3)	0.0	893	(2.9)	(0.6)
Specialist Agencies	255	(1.2)	1.4	764	(1.9)	0.1
Total Group	3,558	1.4	4.1	10,784	0.5	3.1

Revenue less pass-through costs analysis

	Q3			YTD
	£m	+/(-) % reported	+/(-) % LFL	£m	+/(-) % reported	+/(-) % LFL
Global Int. Agencies	2,268	(2.5)	0.5	6,863	(3.2)	(0.3)
Public Relations	274	(3.0)	0.2	842	(2.8)	(0.5)
Specialist Agencies	223	(2.3)	0.8	659	(5.1)	(2.9)
Total Group	2,765	(2.6)	0.5	8,364	(3.3)	(0.5)

11. Prior year figures have been re-presented to reflect the reallocation of a number of businesses between Global Integrated Agencies and Specialist Agencies. The impact of the re-presentation is not material.

Regional

Revenue analysis
	Q3			YTD
	£m	+/(-) % reported	+/(-) % LFL	£m	+/(-) % reported	+/(-) % LFL
N. America	1,376	3.0	5.9	4,157	1.9	3.6
United Kingdom	550	7.7	7.3	1,608	2.1	1.6
W Cont. Europe	693	(0.2)	2.3	2,151	(0.9)	2.0
Rest of World12	939	(2.9)	1.3	2,868	(1.2)	4.0
Total Group	3,558	1.4	4.1	10,784	0.5	3.1

Revenue less pass-through costs analysis

	Q3			YTD
	£m	+/(-) % reported	+/(-) % LFL	£m	+/(-) % reported	+/(-) % LFL
N. America	1,092	(1.2)	1.7	3,299	(2.7)	(0.5)
United Kingdom	390	0.3	0.0	1,169	(1.3)	(1.8)
W Cont. Europe	554	0.0	2.2	1,718	(0.8)	1.9
Rest of World	729	(7.7)	(2.2)	2,178	(7.0)	(1.7)
Total Group	2,765	(2.6)	0.5	8,364	(3.3)	(0.5)

12. RoW includes - Asia Pacific, Latin America, Africa & Middle East and Central & Eastern Europe.

Cautionary statement regarding forward-looking statements

This document contains statements that are, or may be deemed to be, "forward-looking statements". Forward-looking statements give the Company's current expectations or forecasts of future events.

These forward-looking statements may include, among other things, plans, objectives, beliefs, intentions, strategies, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts. They use words such as 'aim', 'anticipate', 'believe', 'estimate', 'expect', 'forecast', 'guidance', 'intend', 'may', 'will', 'should', 'potential', 'possible', 'predict', 'project', 'plan', 'target', and other words and similar references to future periods but are not the exclusive means of identifying such statements. As such, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances that are beyond the control of the Company. Actual results or outcomes may differ materially from those discussed or implied in the forward-looking statements. Therefore, you should not rely on such forward-looking statements, which speak only as of the date they are made, as a prediction of actual results or otherwise. Important factors which may cause actual results to differ include but are not limited to: the impact of epidemics or pandemics including restrictions on businesses, social activities and travel; the unanticipated loss of a material client or key personnel; delays or reductions in client advertising budgets; shifts in industry rates of compensation; regulatory compliance costs or litigation; changes in competitive factors in the industries in which we operate and demand for our products and services; changes in client advertising, marketing and corporate communications requirements; our inability to realise the future anticipated benefits of acquisitions; failure to realise our assumptions regarding goodwill and indefinite lived intangible assets; natural disasters or acts of terrorism; the Company's ability to attract new clients; the economic and geopolitical impact of the conflicts in Ukraine and Gaza; the risk of global economic downturn; slower growth, increasing interest rates and high and sustained inflation; supply chain issues affecting the distribution of our clients' products; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; effectively managing the risks, challenges and efficiencies presented by using Artificial Intelligence (AI) and Generative AI technologies and partnerships in our business; risks related to our environmental, social and governance goals and initiatives, including impacts from regulators and other stakeholders, and the impact of factors outside of our control on such goals and initiatives; the Company's exposure to changes in the values of other major currencies (because a substantial portion of its revenues are derived and costs incurred outside of the UK); and the overall level of economic activity in the Company's major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world's advertising markets). In addition, you should consider the risks described in Item 3D, captioned 'Risk Factors' in the Group's Annual Report on Form 20-F for 2023, which could also cause actual results to differ from forward-looking information. Neither the Company, nor any of its directors, officers or employees, provides any representation, assurance or guarantee that the occurrence of any events anticipated, expressed or implied in any forward-looking statements will actually occur. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Any forward looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors at the time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 23 October 2024.	By: ______________________
Balbir Kelly-Bisla
Company Secretary